**Mail Stop 4561**
**Via Fax (858) 676-2299**

December 10, 2007

Vincent Rossi
Acting Chief Financial Officer
St. Bernard Software, Inc.
15015 Avenue of Science
San Diego, CA 92128

Re:     **St. Bernard Software, Inc.**
          **Form 8-K filed December 5, 2007**
          **File No. 000-50813**

Dear Mr. Rossi:

        We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 16, 2007

1.      We note that you filed an Item 4.01 Form 8-K on December 5, 2007 to disclose that you engaged Squar, Milner, Peterson, Miranda & Williamson, LLP as your new independent auditor for periods subsequent to the quarter ended September 30, 2007.  Revise your disclosure to include a statement including whether or not you consulted with your accountant on the matters described in Regulation S-B Item 304(a)(2) for the past two fiscal years and subsequent interim period (i.e. through December 5, 2007).

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,


Melissa Feider
Staff Accountant